Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the quarter ended June 30, 2017

(In accordance with International Financial Reporting Standards (“IFRS”) and stated in thousands of Canadian dollars, unless otherwise indicated)

INDEX

Notice to Reader of the Unaudited Condensed Interim Financial Statements

Condensed Interim Consolidated Financial Statements

•                  Condensed Interim Consolidated Statements of Financial Position

•                  Condensed Interim Consolidated Statements of Comprehensive Loss

•                  Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

•                  Condensed Interim Consolidated Statements of Cash Flows

•                  Notes to the Condensed Interim Consolidated Financial Statements

NOTICE TO READER OF THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six month period ended June 30, 2017

In accordance with National Instrument 51-102, of the Canadian Securities Administrators, North American Nickel Inc. (the “Company” or “North American Nickel”) discloses that its auditors have not reviewed the unaudited condensed interim consolidated interim financial statements.

The unaudited condensed interim consolidated financial statements of the Company for the three month period ended June 30, 2017 (“Financial Statements”) have been prepared by management. The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto of the Company for the fiscal year ended December 31, 2016, which are available at the SEDAR website under the Company’s profile (www.sedar.com). The Financial Statements are stated in thousands of Canadian dollars, unless otherwise indicated, and are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Expressed in thousands of Canadian dollars)

	Notes	June 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents		4,011	630
Short term investments	4	6,500	2,700
Receivables and other current assets	5	425	141
TOTAL CURRENT ASSETS		10,936	3,471

NON-CURRENT ASSETS
Property, plant and equipment		47	55
Exploration and evaluation assets	6	41,596	38,342
Reclamation of deposit	6	14	14
TOTAL NON-CURRENT ASSETS		41,657	38,411
TOTAL ASSETS		52,593	41,882

LIABILITIES
CURRENT LIABILITIES
Trade payables and accrued liabilities	7, 9	1,685	181
TOTAL CURRENT LIABILITIES		1,685	181
TOTAL LIABILITIES		1,685	181

EQUITY
Share capital - preferred	8	591	591
Share capital — common	8	71,136	62,315
Reserve	8	4,779	2,767
Deficit		(25,598)	(23,972)
TOTAL SHAREHOLDERS’ EQUITY		50,908	41,701
TOTAL LIABILITIES AND EQUITY		52,593	41,882

Nature of Operations (Note 1) and Subsequent Events (Note 13)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Approved by the Board of Directors on August 23, 2017

“signed”	“signed”

Keith Morrison	Doug Ford
Director	Audit Committee Chair

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited - Expressed in thousands of Canadian dollars, unless otherwise indicated)

		Three-months ended June 30,		Six-months ended June 30,
	Notes	2017	2016	2017	2016

EXPENSES
General and administrative expenses	9	(653)	(526)	(1,144)	(985)
Property investigation and port development		—	(8)	—	(15)
Amortization		(14)	(20)	(28)	(40)
Share-based payments	8	—	(31)	(451)	(238)
		(667)	(585)	(1,623)	(1,278)
OTHER ITEMS
Interest income		4	6	9	10
Finance fee		—	(95)	—	(95)
Interest on capital contribution loan		—	(128)	—	(128)
Foreign exchange loss		(9)	(55)	(12)	(55)
		(5)	(272)	(3)	(268)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(672)	(857)	(1,626)	(1,546)

Weighted average number of common shares outstanding		403,644,285	208,288,846	386,209,943	207,959,176

Basic and diluted loss per share		(0.00)	(0.00)	(0.00)	(0.01)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Expressed in thousands of Canadian dollars, unless otherwise indicated)

	Notes	Number Shares	Share Capital	Preferred Stock	Reserve	Deficit	Total Equity

BALANCE AT DECEMBER 31, 2015		207,629,506	50,574	591	5,135	(23.820)	32,480
Net and comprehensive loss for the period		—	—	—	—	(1,546)	(1,546)
Finance fee		952,380	95				95
Capital contribution on issuance of loan		—			298		298
Forfeited/expired options		—			(55)	55	—
Share-based Payments	8	—	—	—	238	—	238
BALANCE AT JUNE 30, 2016		208,581,886	50,669	591	(5,616)	(25,311)	31,565

BALANCE AT DECEMBER 31, 2016		368,581,886	62,315	591	2,767	(23,972)	41,701
Net and comprehensive loss for the period						(1,626)	(1,626)
Share capital issued through prospectus		145,030,833	10,877				10,877
Share issue costs			(495)				(495)
Value allocated to warrants issued			(1,561)		1,561		—
Share-based Payments	8		—	—	451	—	451
BALANCE AT JUNE 30, 2017		513,612,719	71,136	591	4,779	(25,598)	50,908

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of Canadian dollars)

		Six months ended
	Notes	June 30, 2017	June 30, 2016

OPERATING ACTIVITIES
Loss for the period		(1,626)	(1,546)
Items not affecting cash:
Amortization		28	40
Share based payments	8	451	238
Interest income		(9)	(10)
Changes in working capital	10	1,219	488
Other:
Interest received		8	19
Net cash used in operating activities		71	(771)

INVESTING ACTIVITIES
Expenditures on exploration and evaluation assets	6	(3,252)	(2,596)
Short-term investments		(3,800)	(1,100)
Purchase of equipment		(20)	(3)
Net cash used in investing activities		(7,072)	(3,699)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		10,877	—
Proceeds from loan borrowings		—	4,500
Direct financing costs		(495)	—
Net cash provided by financing activities		10,382	4,500

Change in cash equivalents for the period		3,381	30
Cash and cash equivalents, beginning of the period		630	525
Cash and cash equivalents, at the end of the period		4,011	555

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

1.                  NATURE AND CONTINUANCE OF OPERATIONS

North American Nickel Inc. (the “Company” or “NA Nickel”) was incorporated on September 23, 1983, under the laws of the Province of British Columbia, Canada. The head office and principal address is located at 3400 — 100 King Street West, PO Box 130, Toronto, Ontario, M5X 1A4 and the records office of the Company is located at PO Box 63623 Capilano, North Vancouver, British Columbia, Canada, and V7P 3P1. The Company’s common shares trade on the TSX Venture Exchange (“TSXV”) under the symbol “NAN”.

The Company’s principal business activity is the exploration and development of mineral properties in Greenland, Canada and United States.  The Company has not yet determined whether any of these properties contain ore reserves that are economically recoverable. The recoverability of carrying amounts shown for exploration and evaluation assets is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company’s interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  The ability of the Company to continue operations as a going concern is ultimately dependent upon achieving profitable operations.  To date, the Company has not generated profitable operations from its resource activities and will need to invest additional funds in carrying out its planned exploration, development and operational activities. These uncertainties cast substantial doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The exploration and evaluation properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and cover administrative costs, the Company will use its existing working capital and raise additional amounts as needed. Although the Company has been successful in its past fundraising activities, there is no assurance as to the success of future fundraising efforts or as to the sufficiency of funds raised in the future. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if adequate financial resources are available to do so.

The condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 23, 2017.

2.                  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)         Statement of Compliance

These condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Statements.   The condensed interim consolidated financial statements do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2016.  Any subsequent changes to IFRS that are reflected in the Company’s consolidated financial statements for the year ended December 31, 2017 could result in restatement of these condensed interim consolidated financial statements.

(b)         Basis of Preparation

These condensed interim consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of any financial assets and financial liabilities where applicable. The

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise judgment in the process of applying the Company’s accounting policies.

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended December 31, 2016.

(c ) Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, North American Nickel (US) Inc. which was incorporated in the State of Delaware on May 22, 2015. Consolidation is required when the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

3.                  CHANGES IN ACCOUNTING POLICIES

New standards adopted during the six-month period ended June 30, 2017:

IAS 7 “Statement of Cash Flows”

Disclosures related to financing activities were amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. This amendment is effective for years beginning on or after January 1, 2017. The adoption of these amendments did not result in any impact to the Company’s financial statements.

IAS 12 “Income Taxes”

Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset’s tax base, and (iii) certain other aspects of accounting for deferred tax assets. This amendment is effective for years beginning on or after January 1, 2017. The Company has not yet assessed the impact of this standard.  The adoption of these amendments did not result in any impact to the Company’s financial statements.

Standards, Interpretations and Amendments Not Yet Effective:

IFRS 9 “Financial Instruments” (IFRS 9)

IFRS 9 addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2018. The Company has not yet assessed the impact of this standard.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 was issued in May 2014 to replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue.  IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.  IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple element arrangements.  Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.  The Company has not yet assessed the impact of this standard.

IFRS 16 “Leases”

IFRS 16 replaces current guidance in IAS 17.  Under IAS 17, lessees were required to make a distinction between a finance lease (on the balance sheet) and an operating lease (off balance sheet).  IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts.  The IASB has included an optional exemption for certain short-term leases and leases of low value assets, however this exemption can only be applied by lessees.  The standard applies to annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.  The Company has not yet assessed the impact of this standard.

4.                  SHORT-TERM INVESTMENTS

Short-term investments are comprised of a highly liquid Canadian dollar denominated guaranteed investment certificate with an initial term to maturity greater than ninety days, but not more than one year, that is readily convertible to a contracted amount of cash. The counter-party is a Canadian financial institution.  During the period ended June 30, 2017, the instrument was yielding an annual interest rate of 0.80% (June 30, 2016 - 0.90%).

5.                  RECEIVABLES AND OTHER CURRENT ASSETS

A summary of the receivables and other current assets as of June 30, 2017 is detailed in the table below:

	June 30, 2017	December 31, 2016
Sales taxes receivable	102	17
Interest receivable	6	9
Other current assets	317	115
	425	141

Other current assets are comprised of prepaid insurance, prepaid expenses and prepaid exploration expenditures.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

6.                  EXPLORATION AND EVALUATION ASSETS

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2016	268	206	3	20	497
Acquisition costs — cash	5	4	3	16	28
Balance, June 30, 2017	273	210	6	36	525

Exploration
Balance, December 31, 2016	1,085	173	—	36,587	37,845
Administration	—	—	—	208	208
Corporate social responsibility	—	—	—	12	12
Environment, Health & Safety	—	—	—	40	40
Property maintenance	—	—	—	7	7
Drilling expenses	—	—	—	805	805
Camp operations	—	—	—	744	744
Helicopter charter aircraft	—	—	—	783	783
Geology	34	2	—	293	329
Geophysics	1	—	—	250	251
Technical studies	—	—	—	47	47
	35	2	—	3,189	3,226
Balance, June 30, 2017	1,120	175	—	39,776	41,071
Total, June 30, 2017	1,393	385	6	39,812	41,596

	Canada		US	Greenland
	Post Creek Property	Halcyon Property	Section 35 Property	Maniitsoq Property	Total
Acquisition
Balance, December 31, 2015	258	198	—	11	467
Acquisition costs — cash	5	4	17	—	26
Balance, June 30, 2016	263	202	17	11	493

Exploration
Balance, December 31, 2015	1,005	148	—	28,083	29,236
Administration	—	—	—	94	94
Consulting services	13	2	—	141	156
Corporate social responsibility	—	—	—	16	16
Drilling expenses	—	—	—	231	231
Camp operations	—	—	—	411	411
Helicopter charter aircraft	—	—	—	1,106	1,106
Geology	36	5	—	236	277
Geophysics	—	—	—	210	210
Storage	—	5	—	4	9
Technical studies	1	—	—	59	60
	50	12	—	2,508	2,570
Balance, June 30,2016	1,055	160	—	30,591	31,806
Total, June 30, 2016	1,318	362	17	30,602	32,299

The following is a description of the Company’s exploration and evaluation assets and the related spending commitments:

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

Post Creek

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire a mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario.

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire a 100% interest in the Post Creek Property, subject to certain net smelter return royalties (“NSR”) and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Post Creek Property. Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $10 per annum, totalling $10 during the year ended December 31, 2016, the total of which will be deducted from any payments to be made under the NSR.  The total advances paid during the six-month period ended June 30, 2017 were $5, (June 30, 2016 - $5).

During the six-month period ended June 30, 2017, the Company incurred exploration expenditures totalling $35 (June 30, 2016 - $50) on the Post Creek Property.

Halcyon

On April 5, 2010 and as amended on March 12, 2013, the Company entered into an option agreement to acquire rights to Halcyon Property, subject to certain NSR and advance royalty payments. To December 31, 2015, the Company has completed the required consideration and acquired its interest in the Halcyon Property.  Commencing August 1, 2015, the Company is obligated to pay advances on the NSR of $8 per annum, totalling $8 during the year ended December 31, 2016, the total of which will be deducted from any payments to be made under the NSR arrangement.

During the six-month period ended June 30, 2017, the Company incurred $6 (June 30, 2016 - $16) in exploration and license related expenditures on the Halcyon Property.

Maniitsoq

The Company has been granted certain exploration licenses, by the Bureau of Minerals and Petroleum (“BMP”) of Greenland for exclusive exploration rights of an area comprising the Maniitsoq Property, located near Ininngui, Greenland. The Property is subject to a 2.5% NSR. The Company can reduce the NSR to 1% by paying $2,000 on or before 60 days from the decision to commence commercial production.

At the expiration of the first license period, the Company may apply for a second licence period (years 6-10), and the Company may apply for a further 3-year licence for years 11 to 13. Thereafter, the Company may apply for additional 3-year licences for years 14 to 16, 17 to 19 and 20 to 22.  The Company will be required to pay additional license fees and will be obligated to incur minimum eligible exploration expenses for such years.

The Company may terminate the licenses at any time; however any unfulfilled obligations according to the licenses will remain in force, regardless of the termination.

Future required minimum exploration expenditures will be adjusted each year on the basis of the change to the Danish Consumer Price Index.

During the six-month period ended June 30, 2017, the Company spent an aggregate of $3,189 in exploration and license related expenditures on the Maniitsoq Property, (June 30, 2016 - $2,508).

Sulussugut License

(All references to amounts in Danish Kroners, “DKK” are in thousands of DKK)

Effective August 15, 2011, the Company was granted an exploration license (the “Sulussugut License”) by the BMP of Greenland for exclusive exploration rights of an area located near Sulussugut, Greenland. The Company paid a license fee of $6 (DKK 31) upon granting of the Sulussugut License. The Sulussugut License was valid for 5 years until December 31, 2015, with December 31, 2011 being the first year. The application for another 5 year term on the Sulussugut License was submitted to the Greenland Mineral Licence & Safety Authority (MLSA) which was effective on April 11, 2016, with December 31, 2016 being the sixth year.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

To December 31, 2015, under the terms of the preliminary license, the Company completed the exploration requirements of an estimated minimum of DKK 83,809 (approximately $15,808) between the years ended December 31, 2011 to 2015 by incurring $26,116 on the Sulussugut License.  The accumulated exploration credits held at the end to December 31, 2015, of DKK 100,304 can be carried forward until 2019. Under the terms of the second license period, the Company had no minimum required exploration for the year ended December 31, 2016. As of December 31, 2016, the Company has spent $33,873 on exploration costs for the Sulussugut License.

Under the terms of the preliminary Sulussugut License the Company was obligated to reduce the area of the license by at least 30%, which was accomplished.

During the year ended December 31, 2016, the Company had approved exploration expenditures of DKK 61,109 (approximately $12,032) which results in the total carried credits for the Sulussugut License at DKK 161,413 (approximately $31,382).

During the six-month period ended June 30, 2017, the Company spent a total of $2,868 in exploration and license related expenditures, (June 30, 2016 - $2,280).

Ininngui License

Effective March 4, 2012, the Company was granted an exploration license (the “Ininngui License”) by the BMP of Greenland for exclusive exploration rights of an area located near Ininngui, Greenland. The Company paid a license fee of $6 (DKK 32) upon granting of the Ininngui License. The Ininngui License was valid for 5 years until December 31, 2016, with December 31, 2012 being the first year. The Ininngui License is contiguous with the Sulussugut License.

To December 31, 2016, the Company’s expenditures exceeded the minimum requirement and the Company has a surplus of DKK 15,677 (approximately $3,044) and the Company was granted a credit for the excess, which may be used towards future expense requirements on the Ininngui License until the following years; year 2018 - DKK 2,611, year 2019 - DKK 6,276 and year 2020 - DKK 6,790, and should the Company be granted an extension on the exploration license.

The required minimum exploration expenditures on the Ininngui License for year 5, ending December 31, 2016 was DKK 2,715 (approximately $535).  As of December 31, 2016, the Company has spent $2,721 on exploration costs for the Ininngui License.

Should the Company not incur the minimum exploration expenditures on the license in any one year from years 2-5, the Company may pay 50% of the difference in cash to BMP as full compensation for that year. This procedure may not be used for more than 2 consecutive calendar years and as at December 31, 2016, the Company has not used the procedure for the license.

During the three-month period ended June 30, 2017, the Company spent a total of $321 in exploration and license related expenditures, (June 30, 2016 - $228).

Section 35 Property

On January 4, 2016, the Company entered into a 10 year Metallic Minerals Lease (the “Lease”) with the Michigan Department of Natural Resources for an area covering approximately 320 acres. The terms of the Lease require an annual rental fee at a rate of US $3.00 per acre for years 1-5 and at a rate of US $6.00 per acre for years 6-10. The Company shall pay a minimum royalty at a rate of US $10.00 per acre for the 11th year onwards, with an increase of an additional US $5.00 per acre per year up to a maximum of US $55.00 per acre per year. A production royalty of between 2% - 2.5% is payable from production of minerals and/or mineral products from an established mining operation area. The Company paid the first year rental fee and the required reclamation deposit of $14 (US $10,000). The Department of Natural Resources shall annually review the level of the reclamation deposit and shall require the amount to be increased or decreased to reflect changes in the cost of future reclamation of the leased premises.

During the three-month period ended June 30, 2017, the Company spent a total of $3 in license related expenditures, (June 30, 2016 - $17).

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

7.                  TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2017	December 31, 2016
Trade payables	1,550	133
Amounts due to related parties (Note 9)	—	2
Accrued liabilities	135	46
	1,685	181

8.                  SHARE CAPITAL, WARRANTS AND OPTIONS

The authorized capital of the Company comprises an unlimited number of common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value.

a)       Common shares issued and outstanding

On June 8, 2017, the Company closed an equity financing offering of units (“Units”) for total gross proceeds of $10,877 (the “Offering”). The Company has issued under the Offering 145,030,833 Units at a price of $0.075 per Unit. Each Unit consists of one common share in the capital of the Company (a “Common Share”) and one-half of one common share purchase warrant of the Company, (a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share at any time prior to twenty-four (24) months following the date of issue, at an exercise price of $0.12.

The Offering was completed through Paradigm Capital Inc. acting as agent. A cash fee equal to 7.0% of the gross aggregate proceeds realized by the Company in respect of the sale of the Units by the Agent (excluding any proceeds raised from the sale of Units to purchasers on the Company’s president’s list) as well as compensation broker warrants equal to 5.0% of the number of Units sold by the Agent (excluding any Units sold to purchasers on the Company’s president’s list), were paid to the Agent in conjunction with the Offering. The Company has also granted the Agent an option to cover over-allotments to arrange for purchasers to acquire up to an additional 15% of the number of Units initially available under the Offering. The over- allotment option was exercisable, in whole or in part and subject to approval by the Company, up to 30 days from and including the closing date of the Offering.  The over-allotment option expired unexercised.

The Company allocated a $1,500 fair value to the warrants issued from the Offering and $61 to broker compensation warrants.  In aggregate, direct financing costs totalled $495 resulting in net proceeds to the Company of $10,382.

The fair value of warrants was determined on a pro-rata basis using the Black-Scholes Option Pricing Model with the following assumptions; expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.71% and an expected volatility of 98.6%.

As at June 30, 2017, the Company had 513,612,719 common shares issued and outstanding, (June 30, 2016   — 208,581,886).

On April 28, 2016, the Company issued 952,380 common shares at a fair value of $95,238, as a finance fee.

On July 21, 2016, the Company closed a private placement of 92,668,907 units at a price of $0.075 per unit for gross proceeds of $6,950. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

share at a price of $0.12 per share until July 21, 2018. Share issuance costs of $571 were incurred in connection with the private placement. The Company also issued 1,203,695 agent’s warrants, exercisable at $0.075 per warrant until July 21, 2018. The Company allocated a fair value of $48 to the agent’s warrants under the Black-Scholes Option Pricing Model with the following assumptions: expected life of 2 years, expected dividend yield of 0%, a risk-free interest rate of 0.57% and an expected volatility of 91.06%.  The Company also granted the agent an overallotment option, which expired unexercised.

On September 12, 2016, the Company closed a private placement and issued 67,331,093 units at a price of $0.075 per unit for gross proceeds of $5,050. Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the purchaser to purchase an additional common share at a price of $0.12 per share until September 12, 2018.

b)             Preferred shares issued and outstanding

As at June 30, 2017 and June 30, 2016, there are 590,931 series 1 preferred shares outstanding.

The rights and restrictions of the preferred shares are as follows:

i)                 dividends shall be paid at the discretion of the directors;

ii)              the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)           the shares are convertible at any time after 6 months from the date of issuance, upon the holder serving the Company with 10 days written notice; and

iv)          the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.90.

c)              Warrants

A summary of common share purchase warrants activity during the six-month period ended June 30, 2017 is as follows:

	June 30, 2017		December 31, 2016
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	95,982,036	0.15	27,738,344	0.49
Issued	74,480,497	0.12	81,203,692	0.12
Cancelled / Expired	—	—	(12,960,000)	0.71
Exercised	—	—	—	—

Outstanding, end of the period	170,462,533	0.14	95,982,036	0.15

At June 30, 2017, the Company had outstanding common share purchase warrants exercisable to acquire common shares of the Company as follows:

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

Warrants Outstanding	Expiry Date	Exercise Price	Weighted Average remaining contractual life (years)
14,778,344	Jul 20, 2017	0.30	0.02
46,334,451	Jul 21, 2018[1]	0.12	1.02
1,203,695	Jul 21, 2018	0.075	1.02
33,665,546	Sep 12, 2018[1]	0.12	1.20
72,515,414	June 8, 2019	0.12	1.9
1,965,083	June 8, 2019	0.075	1.9
170,462,533			1.18

1 The warrants are subject to an acceleration clause such that if the volume-weighted average trading price of the Company’s common shares on the TSX-V exceeds $0.18 per common share for a period of 10 consecutive trading days at any date before the expiration date of such warrants, the Company may, at its option, accelerate the warrant expiry date to within 30 days. To June 30, 2017, the Company’s common shares have not met the criterion for acceleration.

d)       Stock options

The Company adopted a Stock Option Plan (the “Plan”), providing the authority to grant options to directors, officers, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the Plan, the exercise price of each option equals the market price or a discounted price of the Company’s stock as calculated on the date of grant. The options can be granted for a maximum term of 10 years.

A summary of option activity under the Plan during the six-month period ended June 30, 2017 is as follows:

	June 30, 2017		December 31, 2016
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
Outstanding, beginning of the period	12,823,000	0.30	9,872,500	0.37
Issued	8,137,500	0.12	6,058,000	0.21
Cancelled / Expired	—	—	(3,107,500)	0.34
Exercised	—	—	—	—

Outstanding, end of the period	20,960,500	0.23	12,823,000	0.30

During the period ended June 30, 2017, the Company granted 8,137,500 incentive stock options to employees, directors and consultants with a maximum term of 5 years. All stock options vest immediately and are exercisable at $0.12 per common share.  The Company calculates the fair value of all stock options using the Black-Scholes Option Pricing Model. The fair value of this grant amounted to $451 and was recorded as a share-based payments expense.

During the period ended June 30, 2016, the Company granted 6,058,000 incentive stock options to employees, directors and consultants with a maximum term of 5 years. The granting of these options resulted in a share-based payments expense of $207.

During the period ended June 30, 2016, the Company recorded a further $31 in stock-based compensation for previously issued stock options that vested during the period.

The fair value of stock options granted and vested during the period ended June 30, 2017 and June 30, 2016 was calculated using the following assumptions:

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

	June 30, 2017	June 30, 2016
Expected dividend yield	0%	0%
Expected share price volatility	100.6%	113%
Risk free interest rate	1.17%	0.68%
Expected life of options	5 years	5 years

Details of options outstanding as at June 30, 2017 are as follows:

Options Outstanding	Options Exercisable	Expiry Date	Exercise Price	Weighted average remaining contractual life (years)
1,240,000	1,240,000	Aug 13, 2017	0.24	0.01
150,000	150,000	Jan 15, 2018	0.15	0.00
200,000	200,000	Apr 22, 2018	0.15	0.01
150,000	150,000	Jul 29, 2018	0.20	0.01
200,000	200,000	Sep 30, 2018	0.37	0.01
2,440,000	2,440,000	Jul 9, 2019	0.62	0.23
200,000	200,000	Aug 27, 2019	0.37	0.02
100,000	100,000	Sep 26, 2019	0.26	0.01
350,000	350,000	Nov 5, 2019	0.21	0.04
1,000,000	1,000,000	Dec 19, 2019	0.22	0.12
900,000	900,000	Feb 3, 2020	0.275	0.11
450,000	450,000	Oct 5, 2020	0.20	0.07
5,443,000	5,443,000	Jan 28, 2021	0.21	0.93
8,137,500	8,137,500	Feb 21, 2022	0.12	1.81
20,960,500	20,960,500			3.38

e)        Reserve

The reserve records items recognized as stock-based compensation expense and other share-based payments until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital. Amounts recorded for forfeited or expired unexercised options and warrants are transferred to deficit. During the six-month period ended June 30, 2017 the Company recorded $451 of share-based compensation to reserves and total of $1,561 being the fair value of warrants issued under the equity financing on June 8, 2017, (June 30, 2016 - $238 for share-based compensation, $55 for expired options and $298 related to capital contribution on issuance of loan).

During the year ended December 31, 2016, 1,275,000 stock options and 12,960,000 warrants expired unexercised. Accordingly, the Company transferred $2,725 from the reserve to deficit.

During the year ended December 31, 2016, the Company initially recorded an amount of $264 to the reserve, which was amortized as interest expense over the term of the Loan and reallocated to share capital upon settlement.

9.                  RELATED PARTY TRANSACTIONS

The following amounts due to related parties are included in trade payables and accrued liabilities (Note 7):

	June 30, 2017	December 31, 2016
Directors and officers of the Company	—	2

Total	—	2

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

(a)         Related party transactions

On June 8, 2017, Sentient acquired 94,666,666 Units in the equity financing as described above for net proceeds of $7,100.  As part of the Offering, Sentient was granted 47,333,333 common share purchase warrants exercisable at $0.12 for a period of 24 months.  After the acquisition of the Units, Sentient has control over 317,809,821 Company’s common shares representing approximately 61.88% of the outstanding common shares of the Company.

During the six-month period ended June 30, 2017, the Company recorded $183 (2016 - $55) in fees charged by a legal firm in which the Company’s chairman is a consultant.

During the six months period ended June 30, 2016, the Company recorded $16 in rent and utilities expense to VMS Ventures Inc. a company that was a significant shareholder and related through common directors, which was included in general and administrative expense.  There were no such fees recorded during the six-month period ended June 30, 2017.

During the six months period ended June 30, 2016, the Company issued 952,380 common shares to Sentient for a fee for advancing the loan of $4,500 at a fair value of $95.  The Company discounted the loan with the interest not being charged by Sentient using an interest rate of 15% per annum and an amount of $298 was booked to capital contribution reserve.  The amount of $128 in interest expense was recorded in the consolidated statements of comprehensive loss.

(b)         Key management personnel are defined as members of the Board of Directors and senior officers.

Key management compensation was:

	June 30, 2017	June 30, 2016
Geological consulting fees — expensed	10	8
Geological consulting fees — capitalized	90	47
Management fees — expensed	356	291
Salaries - expensed	63	46
Share-based payments	331	136
Total	851	528

10.           SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three months period ended June 30, 2017 and 2016 are as follows:

	June 30, 2017	June 30, 2016
(Increase) decrease in accounts receivables	(126)	11
(Increase) in prepaid expenses	(159)	73
Increase in trade payables and accrued liabilities	1,504	404
Total changes in working capital	1,219	488

During the six months period ended June 30, 2017, the Company incurred cash fees of $495 directly related to the financing transaction completed in June 2017, and $61 non-cash fee to brokers’ compensation representing the fair value of the brokers’ warrants issued.

During the six months period ended June 30, 2016, the Company recorded a finance fee for Sentient advancing the loan of $4,500 at a fair value of $95.  The Company also recorded $128 in interest expense in the consolidated statements of comprehensive loss.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended June 30, 2017

(Unaudited - Expressed in thousands of Canadian dollars)

11.           COMMITMENTS AND CONTINGENCIES

The Company has certain commitments to meet the minimum expenditures requirements on its mineral exploration assets it has interest in.

The Company had no contingent liabilities as at June 30, 2017.

Effective July 1, 2014, the Company had changes to management and entered into the following agreements for services with directors of the Company and a company in which a director has an interest:

i)            Management fees: $27 per month effective December 2014.

ii)          Directors’ fees: $2 stipend per month for independent directors and $3 stipend per month for the chairman of the board and $3 for the chairman of the audit committee.

Each of the agreements shall be continuous and may only be terminated by mutual agreement of the parties, subject to the provisions that in the event there is a change of effective control of the Company, the party shall have the right to terminate the agreement, within sixty days from the date of such change of effective control, upon written notice to the Company. Within thirty days from the date of delivery of such notice, the Company shall forward to the party the amount of money due and owing to the party hereunder to the extent accrued to the effective date of termination.

12.             SEGMENTED INFORMATION

The Company operates in one reportable operating segment being that of the acquisition, exploration and development of mineral properties in three geographic segments being Canada, Greenland and United States (Note 6).  The Company’s geographic segments are as follows:

	June 30, 2017	December 31, 2016
Equipment
Canada	16	39
Greenland	31	16
Total	47	55

	June 30, 2017	December 31, 2016
Exploration and evaluation assets
Canada	1,778	1,732
Greenland	39,812	36,607
United States	6	3
Total	41,596	38,342

13.             SUBSEQUENT EVENTS

On August 15, 2017, the Company announced that it had closed a non-brokered private placement of units of the Company (“Units”). Each Unit consists of one common share of the Company (each a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one Common Share at an exercise price of $0.12 per Common Share for a period of 24 months from its date of issuance. Aggregate gross proceeds of $3,074 were raised through the issuance of 40,982,448 Units pursuant to the private placement.